May 6, 2025

David Jorden
Chief Executive Officer
Nuo Therapeutics, Inc.
8285 El Rio Street, Suite 190
Houston, TX 77054

        Re: Nuo Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed May 1, 2025
            File No. 333-286912
Dear David Jorden:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   David T. Mittelman, Esq.